Exhibit: 3.2.1

Amendments to the By-Laws

June 1, 2005

Article III Section 2 and Article III Section 4 of the By-Laws are amended to read in their entireties as follows:

“Section 2. Number and Term. The number of directors which shall constitute the whole board shall be three until otherwise determined by resolution adopted by a majority of the entire board of directors, and shall not be less than three nor more than fifteen, the actual number of directors to be determined by resolution adopted by a majority of the entire board of directors. The directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors, but in no event shall any class include less than one director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.”

“Section 4. Vacancies. Vacancies (including those occurring by removal of directors) and newly created directorship resulting from any increase in the authorized number of directors may be filled by a majority vote of the board of directors at a duly constituted meeting, and the director so chosen shall be designated a Class I, Class II or Class III director by the board and shall hold office for the remainder of the full term of the class of directors of which the director has been designated, until the next meeting of the shareholders at which the election of such class of directors is in the regular order of business, and until such director’s successor shall be elected and shall qualify, unless sooner displaced.”